UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-35284

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Ellomay Capital Ltd.
(Translation of registrant’s name into English)

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18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

THE TEXT OF EXHIBIT 99.2 OF THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. includes of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	—	Press Release: “Ellomay Capital Ltd. Announces an Extraordinary General Meeting of Shareholders,” dated December 23, 2024.
Exhibit 99.2	—	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated December 23, 2024.
Exhibit 99.3	—	Proxy Card for Extraordinary General Meeting of Shareholders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.
By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: December 23, 2024

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